EXHIBIT H
SEC File.  No.  70-8521

Cinergy Corp.
Projected Cash Flows
($ in Millions)

                                       1996      1997   1998  1999
Cash Flow From Operating Activities       53      121    130   133
  Less Interest (1)(2)                    (23)    (65)   (65)  (57)
Net Cash Flow From Operating Activities    30     56     65    76

Cash Flow From Investing Activities (3)

Money Pool                                (25)    (25)   (25)  (25)

Existing Non-Utility Subsidiaries
  Cinergy Technology                      (20)    (40)   -     -
  Wholesale Power Services                -       -      -     -
  Cinergy Resources                       -       -      -     -
New Non-Utility Subsidiaries
   EWGs/FUCOs                             (450)   -      -     -
   Cinergy Cooling/Heating Companies      (175)   (225)  -     -
Net Cash Flow From Investing Activities           (710)  (290) (25)  (25)

Cash Flow From Financing Activities
Issuances
   Common Stock                           -       -      -     -
   Debt                                   710     290    25    25
   Preferred Stock                        -       -      -     -
Redemptions/Retirements - (4)
   Common Stock                           -       -      -     -
   Debt - (5)                             -       -      (146) (76)
   Preferred Stock                        -       -      -     -
Dividends
   Common Stock                           -       -      -     -
   Preferred Stock                        -       -      -     -
Net Cash Flow From Financing Activities           710    290   (121) (51)

Net Increase (Decrease) in Cash           30      56     (81)  -

Cash at End of Period                     30      86     5     5

Outstanding Debt at End of Year           710     1,000  879   828

(1) Cash flows are from Cinergy non-utility operations. Thus, dividends from utility companies excluded.
(2)  An interest rate of 6.5% per annum is assumed.
(3)  All 1996 investments are assumed to be made July 1, 1996.
Investments in subsequent years are assumed to be made at the beginning of the year.
(4)  All retirement/redemptions are assumed to be made at the end of year.
(5) Source of funds: In 1998, $65 million from non-utility operations and $81 million from cash outstanding from the prior year. 1999 source is non-utility operations.


NOTE: These projections are good faith estimates, but not forecasts. Accordingly, there can be no assurance that these projections will in fact prove accurate.